Exhibit 99.1

NEXA RESOURCES S.A. ANNOUNCES AGM VOTING RESULTS

Luxembourg, June 18, 2019 - Nexa Resources S.A. (“Nexa Resources” or the “Company”) announces the voting results of the Annual General Meeting (“AGM”) that was held on June 18, 2019 in Luxembourg, Grand Duchy of Luxembourg. Each of the resolutions is detailed in the Proxy Statement for the Annual General Meeting of Shareholders that was mailed to shareholders prior to the Meeting.

	FOR			AGAINST			ABSTENTION			Total number
Resolution	(a) as per tabulation report	(b) other than (a)	Total number FOR	(a) as per tabulation report	(b) other than (a)	Total number AGAINST	(a) as per tabulation report	(b) other than (a)	Total number ABSTENTION	of votes cast (excluding Abstentions)	Majority (%)
1. Annual Accounts 2018	18,966,041	85,655,128	104,621,169	4,442	0	4,442	6,918,691	0	6,918,691	104,625,611	99.995754
2. Consolidated financial statements 2018	18,966,041	85,655,128	104,621,169	4,442	0	4,442	6,918,691	0	6,918,691	104,625,611	99.995754
3. Confirm of share premium repayment, legal reserve and profit carried forward	19,025,574	85,655,128	104,680,702	3,842	0	3,842	6,859,758	0	6,859,758	104,684,544	99.996
4. Discharge Board members	18,964,075	85,655,128	104,619,203	6,908	0	6,908	6,918,191	0	6,918,191	104,626,111	99.993
5. Elect Board members:
a) Mr. Luis Ermírio de Moraes	11,838,390	85,655,128	97,493,518	392,120	0	392,120	13,658,664	0	13,658,664	97,885,638	99.599
b) Ms. Daniella Dimitrov	19,025,175	85,655,128	104,680,303	3,782	0	3,782	6,860,217	0	6,860,217	104,684,085	99.996
c) Mr. Diego Hernandez Cabrera	11,962,629	85,655,128	97,617,757	267,881	0	267,881	13,658,664	0	13,658,664	97,885,638	99.726
d) Mr. Eduardo Borges de Andrade Filho	18,943,050	85,655,128	104,598,178	85,907	0	85,907	6,860,217	0	6,860,217	104,684,085	99.918
e) Mr. Edward Ruiz	19,023,415	85,655,128	104,678,543	5,542	0	5,542	6,860,217	0	6,860,217	104,684,085	99.995
f) Ms. Jane Sadowsky	19,026,015	85,655,128	104,681,143	2,942	0	2,942	6,860,217	0	6,860,217	104,684,085	99.997
g) Mr. Jean Simon	11,965,229	85,655,128	97,620,357	265,281	0	265,281	13,658,664	0	13,658,664	97,885,638	99.729
h) Mr. João Henrique Batista de Souza Schmidt	11,962,589	85,655,128	97,617,717	267,921	0	267,921	13,658,664	0	13,658,664	97,885,638	99.726
i) Mr. Jaime Ardila	11,962,229	85,655,128	97,617,357	268,081	0	268,081	13,658,864	0	13,658,864	97,885,438	99.726
j) Mr. Ian W. Pearce	11,964,229	85,655,128	97,619,357	266,281	0	266,281	13,658,664	0	13,658,664	97,885,638	99.728
6. Remuneration of Board members	19,017,628	85,655,128	104,672,756	8,208	0	8,208	6,863,338	0	6,863,338	104,680,964	99.992
7. Appointment of auditor	12,228,133	85,655,128	97,883,261	6,801,354	0	6,801,354	6,859,687	0	6,859,687	104,684,615	93.503

Please consult the AGM detailed materials, which are available on the Company’s website at https://ir.nexaresources.com/shareholdersmeeting , on EDGAR at www.sec.gov and on SEDAR at www.sedar.com.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. The Company currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is among the top five producers of mined zinc globally in 2018, according to Wood Mackenzie. Nexa is also one of the top five metallic zinc producers worldwide in 2018, according to Wood Mackenzie.